Filed by Max Capital Group Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Max Capital Group Ltd. (Commission File No.: 000-33047)

MAX CAPITAL GROUP COMMENTS ON AMENDED VALIDUS OFFER IN

PROPOSED HOSTILE TAKEOVER OF IPC HOLDINGS

Hamilton, Bermuda – May 18, 2009 – Max Capital Group Ltd. (NASDAQ: MXGL; BSX: MXGL BH) today commented on the amended offer by Validus Holdings, Ltd. in its proposed hostile takeover bid for IPC Holdings, Ltd. Validus reduced its proposed share exchange from 1.2037 shares to 1.1234 shares of Validus for each share of IPC and added a $3.00 per share cash component. The change by Validus amounts to an increase in value of just $0.16, or 0.5%, compared to its initial unsolicited proposal on March 31, 2009. Max believes the revised proposal by Validus does not approach the superior value to be realized for IPC shareholders in the IPC-Max amalgamation agreement, which is expected to close shortly after IPC’s and Max’s shareholder meetings on June 12, 2009.

W. Marston (Marty) Becker, Chairman and Chief Executive Officer of Max Capital stated, “We are not surprised Validus has felt compelled to amend its offer in view of its lack of traction among IPC’s shareholders. Based upon the decline in Validus’s stock price since its initial offer, notwithstanding the strong equity markets, this change simply brings them back to where they originally started. Max continues to offer more book value per share to IPC shareholders. Both the old and new Validus proposals represent an opportunistic attempt to raise capital at a significant discount to book value without the value creation opportunity that a combination with Max would offer.

“The new Validus offer does not change the fundamental fact that Validus represents highly correlated risk concentration while the IPC/Max merger fulfills IPC’s strategic objective of creating true diversification and shareholder value creation. Moreover, by reducing its exchange ratio, Validus proposes to further reduce IPC shareholders’ participation in a combined company. Additionally, the removal of cash surplus from two highly correlated property catastrophe companies would further amplify shareholder risk and rating agency scrutiny.

“Max remains confident and fully committed to successfully completing its fully-negotiated merger with IPC, which is set to close quickly upon the receipt of shareholder approval,” Mr. Becker concluded.

Max Capital urges all of its shareholders to vote the white proxy card FOR all the proposals associated with the merger.

Max shareholders with questions about the merger, or who need assistance in voting their shares, may call the company’s proxy solicitor, MacKenzie Partners, Inc, toll-free at (800) 322-2885 or collect at (212) 929-5500.

About Max Capital Group Ltd.

Operating from offices in Bermuda, Ireland, the USA and at Lloyd’s, Max Capital is a global enterprise dedicated to providing diversified specialty insurance and reinsurance products to corporations, public entities, property and casualty insurers and life and health insurers.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the preliminary joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This press-release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this press release should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the preliminary joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this press release.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC filed with the SEC an amended registration statement on Form S-4, which included a preliminary joint proxy statement/prospectus of IPC and Max. This press release is not a substitute for the preliminary joint proxy statement/prospectus that IPC has filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the preliminary joint proxy statement/prospectus filed with the SEC on May 7, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form-10K, filed with the SEC on April 1, 2009.

Max Capital Group Ltd.

Susan Spivak Bernstein

+1-212-898-6640

Kekst and Company

Roanne Kulakoff or Peter Hill

+1-212-521-4800